China Growth Development, Inc.
927 Canada Court
City of Industry, CA  91748

May 29, 2008

Ryan Rohn, Staff Accountant
Division of Corporate Finance
US Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:         China Growth Development Inc.
Form 8-K – Item 4.01
Filed May 14, 2008
File No. 333-109548

Dear Mr. Rohn:

We are in receipt of your comment letter dated May 19, 2008 regarding the above referenced filing.  As requested in your letter, we provide a response to the questions raised by staff.  For convenience, the matter is listed below, followed by the Company’s response.

Form 8-K filed on May 14, 2008

Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification.  This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report.

The disclosure regarding China Growth Development’s ability to continue as a going concern has been disclosed in the amendment to the Form 8-K.

In connection with responding to these comments, the Company acknowledges that:

-	it is responsible for the adequacy and accuracy of the disclosure in the filing;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

China Growth Development, Inc.

By:     /s/ Sam Liu
Samuel Liu
Director, President, COO and Secretary